EXHIBIT 99.1

WASHINGTON MUTUAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
	2007	2006
	(dollars in millions)
Earnings, including interest on deposits(1):
Income from continuing operations before income taxes	$1,240	$1,535
Fixed charges	2,970	2,586
	$4,210	$4,121
Fixed charges(1)(2):
Interest expense	$2,927	$2,540
Estimated interest component of net rental expense	43	46
	$2,970	$2,586
Ratio of earnings to fixed charges	1.42	1.59
Earnings, excluding interest on deposits(1):
Income from continuing operations before income taxes	$1,240	$1,535
Fixed charges	1,198	1,365
	$2,438	$2,900
Fixed charges(1)(2):
Interest expense	$2,927	$2,540
Less: interest on deposits	(1,772)	(1,221)
Estimated interest component of net rental expense	43	46
	$1,198	$1,365
Ratio of earnings to fixed charges	2.03	2.12

(1)                 As defined in Item 503(d) of Regulation S-K.

(2)                 Fixed charges exclude interest expense on uncertain tax positions which is included as a component of income taxes in the Consolidated Statements of Income.